EXHIBIT 99.1

Mogo Reports Results for Q3 2023

Payment volume up 30% year-over-year to $2.4 billion

Revenue of $16.2 million, up sequentially as top-line growth resumes

Adjusted EBITDA1 of $2.1 million, a $4.9 million increase from Q3 2022; 6th quarter in a row of increasing Adjusted EBITDA

Cash and total investments of $43.7 million at quarter end2

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, November 9, 2023 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the third quarter ended September 30, 2023.

“Our third-quarter results showcased the continued progress we’re making in building a highly efficient and more profitable operating platform at Mogo,” said David Feller, Mogo’s Founder and CEO. “This work is allowing us to meaningfully enhance the value of our products and accelerate our mission. We’re particularly excited by the progress we’re making with our wealth platform. Millions of Canadians – and trillions of dollars – are stuck in underperforming products with high fees, and platforms that are more focused on driving revenue instead of helping Canadians improve their returns.  This is one of the main reasons we have a retirement crisis, and it’s a big problem we’re working hard to solve. Our unique approach is helping Canadians get on a much better path to financial freedom, while also having a positive impact.  We’re still very early days in our journey, but excited to see the impact we are having already. We are prudently investing to capture the huge opportunities we see across our wealth platform.”

Key Financial Highlights for Q3 2023

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Q3 revenue of $16.2 million, up from $16.0 million in Q2 2023. Revenue decreased 6% over the prior year, reflecting the Company’s decision to narrow its strategic focus and exit certain sub-scale and unprofitable products.

•	Q3 gross profit increased to $11.4 million (70% margin) compared to $10.8 million (63% margin) in Q3 2022.
•	Total operating expenses for Q3 2023 decreased by $6.2 million, or 34%, compared to Q3 2022, as the Company continued to focus on cost efficiency and improving its cash flow.
•	Adjusted EBITDA[1] reached $2.1 million in Q3 2023 (12.8% margin), up from an Adjusted EBITDA loss of ($2.8) million in Q3 2022.
•	Cash flows from operations (before investment in loan portfolio)[1] improved for the sixth consecutive quarter, from ($1.5) million in Q3 2022 to $2.6 million in Q3 2023.
•	Adjusted net loss[1] improved to ($2.6) million in Q3 2023 from ($8.4) million in Q3 2022.
•	Net loss decreased to ($9.5) million in Q3 2023, compared with net loss of ($20.0) million in Q3 2022.
•	Ended Q3 with cash and total investments of $43.7 million. This included combined cash and restricted cash of $19.3 million and investment portfolio of $24.5 million.
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Mogo’s assets also include 87 million common shares (approximately 13% of the shares outstanding) of WonderFi Technologies Inc. (TSX: WNDR), one of the largest regulated crypto investing ecosystems in Canada.

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During Q3 2023, Mogo repurchased 134,502 of its common shares for cancellation under the NASDAQ share repurchase program and its TSX normal course issuer bid at an average price of CAD $2.45 per share. For the fiscal year-to-date, the Company has repurchased 254,456 shares under both buyback programs.

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“We’re pleased with our financial performance for the third quarter, which demonstrates the core profitability of our business and highlights the strong execution from our team over the past year,” said Greg Feller, President & CFO. “Revenue increased sequentially for the second quarter in a row and Adjusted EBITDA grew for the sixth quarter in a row, increasing nearly $5.0 million over the same period last year. These results position us well to achieve our full-year objectives and, as we look out to next year, to deliver an attractive combination of both top-line growth and profitability, building toward our target of a combined EBITDA margin and revenue growth rate of at least 40% in the second half of 2024.”

Business & Operations Highlights

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In July 2023, Mogo announced that Coinsquare, in which Mogo had a 34% ownership stake, completed a business combination with WonderFi and CoinSmart Financial Inc. This transaction positioned the resulting entity, WonderFi, and its registered operating subsidiaries, as one of the largest regulated crypto investing ecosystems in Canada. Mogo owns approximately 13% of WonderFi following the business combination.

•	Mogo's digital payment solutions business, Carta Worldwide, processed over $2.4 billion of payment volume in Q3 2023, an increase of 30% compared to Q3 2022.
•	Assets under management in the Company’s Wealth businesses increased 18% year-over-year to $331.0 million.
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Mogo continued to focus on increasing the value of its digital Wealth platform, with multiple improvements that make it easier for users to chart the right path to long-term wealth building, by avoiding speculative trading and high-fee mutual funds that typically underperform the market.

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Mogo continued to build a highly efficient and scalable technology platform and operation while at the same time reducing costs. Mogo entered a multi-year agreement to transition to Oracle Cloud Infrastructure ("OCI") to support the long-term growth of the Company’s digital wealth platform.

•	Mogo completed a strategic agreement to transition to Snowflake as the sole data warehouse for its wealth and lending platforms.
•	Mogo restructured its product engineering teams to better focus on velocity and driving user experience improvements.
•	In October, Carta announced it selected OCI to accelerate innovation and support future growth.

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Financial Outlook

In recent quarters, Mogo has focused on accelerating its path to profitability by placing an emphasis on cost efficiency. As a result of these initiatives, total operating expenses decreased by $6.2 million, or 34%, in Q3 2023 compared to Q3 2022.

For fiscal 2023, the Company reiterates its expectation of:

•	Full-year Adjusted EBITDA[3] of $7.0 million to $9.0 million;
•	Exiting 2023 with an annual Adjusted EBITDA[3] run rate of $10.0 million to $14.0 million (based on a Q4 2023 Adjusted EBITDA target of $2.5 million to $3.5 million).

1 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended September 30, 2023.

2 Includes combined cash and restricted cash of $19.3 million and investment portfolio of $24.5 million.

3 Adjusted EBITDA is a non-IFRS measure. Management has not reconciled this forward-looking non-IFRS measure to its most directly comparable IFRS measure, net loss before tax. This is because the company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2023 financial results at 3:00 p.m. EDT on November 9, 2023. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8658 or (888) 886-7786 (International) using conference ID: 28220426. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended September 30, 2023, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

($000s)
	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net loss before tax	$(9,627)	$(20,086)	$(26,717)	$(90,986)
Depreciation and amortization	2,105	3,144	6,682	9,470
Stock-based compensation	804	1,691	1,898	7,877
Credit facility interest expense	1,521	1,305	4,469	3,277
Debenture and other financing expense	768	789	2,377	2,446
Accretion related to debentures	228	313	735	934
Share of loss in investment accounted for using the equity method	—	6,612	2,972	20,941
Revaluation loss	5,480	2,146	3,972	4,395
Impairment of investment accounted for using the equity method	—	—	5,295	26,749
Other non-operating expense	787	1,287	3,245	2,421
Adjusted EBITDA	2,066	(2,799)	4,928	(12,476)

Adjusted Net Loss

($000s)
	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net loss before tax	$(9,627)	$(20,086)	$(26,717)	$(90,986)
Stock-based compensation	804	1,691	1,898	7,877
Share of loss in investment accounted for using the equity method	—	6,612	2,972	20,941
Revaluation loss	5,480	2,146	3,972	4,395
Impairment of investment accounted for using the equity method	—	—	5,295	26,749
Other non-operating expense	787	1,287	3,245	2,421
Adjusted net loss	(2,556)	(8,350)	(9,335)	(28,603)

Cash provided by (used in) operating activities before investment in gross loans receivable

($000s)
	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net cash used in operating activities	$(4,154)	$(5,616)	$(6,967)	$(25,657)
Net issuance of loans receivable	(6,773)	(4,148)	(11,780)	(14,579)
Cash provided by (used in) operations before investment in gross loans receivable	2,619	(1,468)	4,813	(11,078)

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s path to profitability, the Company’s ability to make investments in long-term growth products, the Company’s plan for accelerating revenue growth in 2024, and the Company’s financial outlook for 2023. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages.  Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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